AURELIO RESOURCE CORPORATION
5554 South Prince Street, Suite 200
Littleton, CO 80120

April 17, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Dear Sirs/Mesdames:

Re:	Aurelio Resource Corporation (the “Registrant”)
Registration Statement on Form S-1
File No. 333-150219

                    On behalf of the Registrant, pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the above referenced Registration Statement on Form S-1 filed with the Commission on April 11, 2008:

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON THE DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                    Should you have any questions or require additional information, please contact Bernard Pinsky, Esq., Clark Wilson LLP, at (604) 643-3153.

Yours truly,

/s/ Stephen Doppler
Stephen Doppler
President and Chief Executive Officer